

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 15, 2012

<u>Via E-mail</u>
Mr. William Lieberman
Acting President, Chief Executive Officer and Principal Financial Officer
Eco-Trade Corp.
1915 Eye Street, NW
Washington, DC 20006

      Re: **Eco-Trade Corp.**
              Form 10-K for fiscal year ended December 31, 2010
              Filed April 15, 2011
              File No. 1-12000

Dear Mr. Lieberman:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

              Sincerely,

              /s/ Kevin Woody

              Kevin Woody
              Accounting Branch Chief